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                                                     OMB Number: 3235-0145
                          UNITED STATES              Expires: December 31, 1997
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                     WASHINGTON, D.C. 20549          hours per form ......14.90
                 ---------------------------------


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. _)*


                           UNAPIX ENTERTAINMENT, INC.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   904270 10 5
                                 (CUSIP Number)


                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                 600 Third Avenue, New York, New York 10016-2097
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  June 4, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  904270 10 5                13D                Page 2 of 11 Pages
------------------------                             ---------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Strategic Growth International, Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                   (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   OO - See Item 3
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                      |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                    |       7      SOLE VOTING POWER
                    |
                    |                   580,000
         NUMBER OF  |-----------------------------------------------------------
          SHARES    |       8      SHARED VOTING POWER
       BENEFICIALLY |
         OWNED BY   |                      0
           EACH     |-----------------------------------------------------------
         REPORTING  |       9      SOLE DISPOSITIVE POWER
          PERSON    |
           WITH     |                   580,000
                    |-----------------------------------------------------------
                    |       10     SHARED DISPOSITIVE POWER
                    |
                    |                      0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   580,000 shares (See Item 5(a))
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   9.25%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  904270 10 5              13D                   Page 3 of 11 Pages
--------------------------                            --------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Richard Cooper
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF - See Item 3
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
                    |        7        SOLE VOTING POWER
                    |
                    |                       11,000
         NUMBER OF  |-----------------------------------------------------------
          SHARES    |        8        SHARED VOTING POWER
       BENEFICIALLY |
         OWNED BY   |                      580,000
           EACH     |-----------------------------------------------------------
         REPORTING  |        9        SOLE DISPOSITIVE POWER
          PERSON    |
           WITH     |                       11,000
                    |-----------------------------------------------------------
                    |        10       SHARED DISPOSITIVE POWER
                    |
                    |                      580,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   591,000 shares (See Item 5(a))
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   9.42%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  904270 10 5            13D                      Page 4 of 11 Pages
-------------------------                              ------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Stanley Altschuler
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF- See Item 3
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                      |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
                    |        7        SOLE VOTING POWER
                    |
                    |                      39,500
         NUMBER OF  |-----------------------------------------------------------
          SHARES    |        8        SHARED VOTING POWER
       BENEFICIALLY |
         OWNED BY   |                     580,000
           EACH     |-----------------------------------------------------------
         REPORTING  |        9        SOLE DISPOSITIVE POWER
          PERSON    |
           WITH     |                      39,500
                    |-----------------------------------------------------------
                    |        10       SHARED DISPOSITIVE POWER
                    |
                    |                     580,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   619,500 shares (See Item 5(a))
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   9.81%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.           Security and Issuer.

         The class of equity securities to which this statement relates is the common stock, $.01 par value (the "Common Stock"), of Unapix Entertainment, Inc. (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 200 Madison Avenue, 24th Floor, New York, New York 10016.

         The percentage of beneficial ownership reflected in this Schedule 13D is based upon 5,693,112 shares of Common Stock outstanding on June 20, 1997, which number has been obtained from the Issuer's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on June 20, 1997.

Item 2.           Identity and Background.

     (a) Name: This Schedule 13D is filed jointly by Strategic Growth International, Inc. ("SGI"), Richard Cooper ("Cooper") and Stanley Altschuler ("Altschuler"). Cooper and Altschuler each own 50% of the Common Stock of SGI. Cooper is the Chairman and Altschuler is the President of SGI.

     (b) State of Incorporation and Citizenship: SGI is a Delaware corporation. Cooper and Altschuler are citizens of the United States.

     (c) Business Address: The business address of SGI, Cooper and Altschuler is 111 Great Neck Road, Great Neck, New York 11021.

     (d) Principal Business: SGI is a public relations firm that is principally engaged in providing investor relations services to corporate clients.

     (e) During the last five years, neither Cooper or Altschuler nor any executive officer or director of SGI have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (f) During the last five years, neither Cooper or Altschuler nor SGI or any of its executive officers or directors have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining Cooper or Altschuler or SGI or any of its executive officers or directors from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or other Consideration.

         SGI was issued the securities described below in Item 5(c) in consideration for rendering investor relations consulting services to the Issuer. Cooper and Altschuler used personal funds to acquire the securities owned by them individually described below in Item 5(c).

Item 4.           Purpose of Transactions.

         Cooper,  Altschuler and SGI have acquired the  securities  specified in
Item 5(c) of this Schedule 13D in order to obtain equity positions in the Issuer for investment purposes. Cooper, Altschuler and SGI may acquire or dispose of additional shares of the Issuer depending upon market conditions. Cooper, Altschuler and SGI have no present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to the above.

Item 5.           Interest in Securities of the Issuer.

         (a) (1) SGI directly owns (i) options, expiring in June 2001, to purchase 400,000 shares of Common Stock for $3.875 per share and (ii) warrants, expiring December 31, 2001, to purchase 180,000 shares of Common Stock for $4.50 per share. Accordingly, SGI beneficially owns an aggregate of 580,000 shares, or approximately 9.25%, of the Issuer's outstanding shares of Common Stock.

                  (2) Cooper directly owns 11,000 shares of Common Stock. Altschuler directly owns publicly-traded warrants to purchase 39,500 shares of Common Stock.

     (b) Upon exercise of the options and warrants to purchase an aggregate of 580,000 shares of Common Stock, SGI will have sole voting and dispositive powers over such shares. Because Cooper and Altschuler each own 50% of the Common Stock of SGI, each of them shares voting and dispositive powers with respect to the shares of Common Stock held by SGI and may be deemed to beneficially own all of the shares held by SGI.

     (c) The following transactions required the filing of this Schedule 13D:

                  (1) On June 4, 1996, SGI entered into a consulting agreement with the Issuer, pursuant to which, in consideration for rendering investor relations services, the Issuer agreed to grant SGI options, expiring in June 2001, to purchase 400,000 shares of Common Stock for $3.875 per share.

                  (2) On November 20, 1996, the Issuer granted to SGI warrants, expiring December 31, 2001, to purchase 180,000 shares of Common Stock for $4.50 per share as partial compensation for SGI rendering investor relations services to the Issuer.

                  (3) On April 18, 1997, Cooper purchased 5,000 shares of Common Stock in the open market for $4.00 per share. On April 30, 1997, Cooper purchased 6,000 shares of Common Stock in the open market for $4.125 per share.

                  (4) On October 10, 1996 and November 14, 1996, Altschuler purchased warrants to purchase 13,500 and 10,000 shares of Common Stock, respectively, in the open market for $0.50 per warrant. On April 18, 1997, April 22, 1997 and May 2, 1997, Altschuler purchased warrants to purchase 6,000, 5,000 and 5,000 shares of Common Stock, respectively, in the open market for $0.625 per warrant.

         (d)      Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of Issuer.

         On June 4, 1996, SGI entered into a consulting agreement with the Issuer, pursuant to which, in consideration for rendering investor relations services, the Issuer agreed to grant SGI options, expiring in June 2001, to purchase 400,000 shares of Common Stock for $3.875 per share. The options have piggyback registration rights for one year with respect to shares underlying the options and demand registration rights for one year thereafter.

         On November 20, 1996, the Issuer granted to SGI warrants, expiring December 31, 2001, to purchase 180,000 shares of Common Stock for $4.50 per share as partial compensation for SGI rendering investor relations services to the Issuer. The warrants provide for piggyback registration rights for two years with respect to the warrants and the underlying shares.

Item 7.           Materials to be Filed as Exhibits.

Exhibit  10.1  Consulting  Agreement  between SGI and the Issuer,  dated June 4,
               1996.

Exhibit 99.1 Joint Filing Agreement, dated June 27, 1997, by and among SGI, Cooper and Altschuler

                                   SIGNATURES


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:   June 27, 1997

                                           STRATEGIC GROWTH INTERNATIONAL, INC.



                                           By:    /s/ Richard Cooper
                                              --------------------------
                                               Richard Cooper, Chairman




                                                  /s/ Richard Cooper
                                             --------------------------
                                                   RICHARD COOPER




                                              /s/ Stanley Altschuler
                                             --------------------------
                                                 STANLEY ALTSCHULER